

LOS ANGELES, CA, October 28, 2021 – Virtual Film School™ (Founded: 2018) announces Crowdfunding Launch at YAParnters

Frank Chindamo, Founder of Virtual Film School said, "Steven Spielberg's vision of the future and Mark Zuckerberg's Metaverse are now underway, and the race is on to build the world's first Metaverse film school. An AR, VR, MR, community that offers a New Media major inside a diverse and inclusive Virtual Reality classroom. Brick and mortar film schools aren't set up for metaverse-learning, and they don't teach what today's media students want to learn. "New Media" like how to profit from Youtube or TikTok.

The transaction is expected to raise $2,000,000.00 with a minimum target amount of $20,000.00 to break escrow and closing on or about 4/30/2022 subject to customary conditions. Virtual Film School currently intends to use the net proceeds from the offering for working capital and general corporate purposes, including sales and marketing activities, product development and capital expenditures.

The offering is being made is pursuant to Regulation Crowdfunding. The issuer offering is reliant on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.)

About Virtual Film School

Virtual Film School™ a Delaware registered company. VFS is built for online learning and teaching the visual arts. VFS teaches New Media literacy for non-media majors. While many students don't major in media, most would benefit from New Media literacy in a digital social era where employers value digital identity over a four-year degree. Most universities show students how to spend money. VFS builds better human capital and shows students how to make money, become visible to 21st Century employers, and win the job race when they graduate. Virtual Film School serves underserved markets and revolutionizes traditional film school. But a meta-media school is nothing without student success stories to drive enrollments. Virtual Film School has that, ensuring market demand and ROI for our backers. We've taught two billion hitter FreddieW, Primetime Emmy Award winner Bernie Su, 2-billion view TikTok star Nicki Baber, and many others. And unlike traditional film schools that reject most applicants and teach outdated techniques and tools, our popular thought leaders and New Media Influencer-Instructors teach students anywhere in the world how to become successful content creators inside a live and interactive Metaverse classroom. VFS is relevant, affordable, immersive, and capable of reaching every student in the free world with a WiFi signal. And because we have no old school brick and mortar infrastructure, we pass that 90% savings on to our students (and investors).

About YAPartners

YAPartners is a division of Young America Capital, LLC. a FINRA registerd Broker-Dealer. YAPartners is an online platform that enables companies to publicly raise capital from everyone, including accredited investors, non-accredited investors, and international investors. YAPartners has built the technology and regulatory infrastructure to facilitate any type of distributed securities offering, including Reg A+, Reg D, and Reg CF. YAPartners and its parent company provide an end-to-end resource for companies raising capital.

Disclosure

A crowdfunding investment involves risk . You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering , including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering , nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Forward-Looking Statements

This news release contains forward-looking statements and information and is based upon managements good-faith beliefs and reflects the Company's expectations. When used in this news release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology, are intended to identify forward-looking statements and information. Such statements and information reflect the Company's current view concerning risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information Forward-looking statements are inherently subject to known and unknown risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this release.

Frank Chindamo, President & Founder